EXHIBIT 3.8 - Compensation Committeee Charter


COMPENSATION COMMITTEE CHARTER

PURPOSE

The Board of Directors (the "Board") of Signal Advance, Inc. (the "Company"), delegates to the Compensation Committee of the Board (the "Committee') strategic and administrative responsibility on a broad range of issues. The Committee's basic responsibility is to assure that the Chief Executive Officer ("CEO"), other officers, and key management of the Company are compensated effectively in a manner consistent with the stated compensation strategy of the Company, internal equity considerations, competitive practice, and the requirements of the appropriate regulatory bodies. In addition, the Committee is responsible for establishing Corporate compensation philosophies for non-management employees.

In discharging its role, the Committee is empowered to inquire into any matter it considers appropriate to carry out its responsibilities, with access to all books, records, facilities and personnel of the Company. The Committee shall be provided with whatever resources it needs to fulfill its responsibilities, including outside consultants, as appropriate, and shall have sole authority to retain, terminate and determine the fees of any such consultant. The Company shall provide adequate resources to support the Committee's activities, including compensation of the Committee's counsel, consultants and other advisors.

COMMITTEE MEMBERSHIP

The Committee shall consist of not less than two directors. Each member shall meet the independence requirements of the listing standards of the Nasdaq Stock Market, Inc. ("Nasdaq") and applicable laws and regulations of the Securities and Exchange Commission (the "SEC"), the requirements of an "outside director" for purposes of Section l62(m) of the Internal Revenue Code of 1986, as amended, and the requirements of a "non-employee director" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. The Committee and its chairperson shall be elected annually by the Board of Directors.

As the company is a new registrant, the Compensation Committee will initially have one (1) fully independent member. Within ninety (90) days of the effective date of the registration statement, the Compensation Committee will have a majority of fully independent committee members. Within one (1) year of the effective date of the registration statement, all members of the audit committee will be fully independent

COMMITTEE MEETINGS

Meetings of the Committee shall be held at such times and places as the Committee shall determine, including by written consent. When necessary, the Committee shall meet in executive session outside of the presence of any senior executive officer of the Company. The chairperson shall report on activities of the Committee to the Board of Directors.

KEY RESPONSIBILITIES

The following responsibilities are set forth as a guide for fulfilling the Committee's purposes, with the understanding that the Committee activities may diverge as appropriate given the circumstances. The Committee is authorized to carry out these activities and other actions reasonably related to the Committee's purposes or assigned by the Board from time to time. Specifically, the Committee shall be responsible for the following:

Review annually and approve the Company's stated compensation strategy and programs to ensure that management and other employees are rewarded appropriately for their contribution to Company growth and profitability and that the compensation strategy supports organization objectives and shareholder interests.

Review and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer (the "CEO"). Annually evaluate the performance of the CEO in light of those goals and objectives and determine the CEO's compensation level and each of the individual elements of the CEO's compensation based on this evaluation. In determining the CEO's Compensation, the Committee shall consider, among other factors it deems appropriate from time to time, the Company's overall annual financial and operating performance as well as total shareholder return (or other measures), the value and components of compensation granted to CEOs at comparable companies and the awards given to the CEO in past years.

Review and approve the individual elements of total compensation for the executive officers and key management other than the CEO. Typically, this will be accomplished based upon the recommendations of the CEO after review of comparative compensation and performance data.

Review and discuss with management the Company's disclosures under "Compensation Discussion and Analysis" (the "CD&A") to ensure that the CD&A communicates the Company's compensation policies applicable to the Company's CEO and other executive officers and the specific relationship of corporate performance to executive compensation. Based on such review and discussion, make a recommendation to the Board as to whether the CD&A should be included in the Company's annual report on Form 10-K and/or the Company's proxy statement, as applicable. The Committee shall also produce a report of the Committee for inclusion in the Company's annual proxy statement, stating that the Committee has taken the actions described in this paragraph.

Ensure that the executive compensation plans as pertains to the CEO and the other named officers are maintained and administered so as to be in compliance with IRC Section 162(m).

Assure that the annual incentive compensation plan is administered in a manner consistent with the Company's compensation strategy and the terms of the plan as to the following:

   Participation,

   Target annual incentive awards,

   Basis for funding and specific performance levels related thereto,

   Actual awards paid to senior management, and

   Total funds reserved for payment under the plan.

Approve for submission to shareholders all new equity-related incentive plans for management and administer the Company's long-term incentive plans in a manner consistent with the terms of the plans as to the following:

   Participation,

   Grant values and awards to recipients,

   Vesting requirements,

   Total shares reserved for awards, and if required by a plan,

   Establish specific funding criteria and performance levels.

Determine the need for and approve any material employment contracts and/or change of control agreements. Review and approve the post-service arrangements and benefits of the Chief Executive Officer and other executive officers.

Review and approve the Company's stock ownership obligation policy.

Review with the CEO matters pertaining to management succession as pertains to the CEO and other senior executive positions.

Recommend to the full Board the remuneration of outside directors including payments for: (a) attendance at Board meetings, and (b) participation in board committees, as well as (c) the issuance of awards of stock and stock options in accordance with the rules in effect under Section 16 of the Securities and Exchange Act of 1934.

Annually review and reassess the powers and duties of the Committee, adequacy of its charter and recommend any changes to the Board of Directors.